SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of APRIL , 2004.
                                          -----   ----

                              IMA EXPLORATION INC.
                   -------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------           ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes               No      X
                                 ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------
                                           (Registrant)

Date   April 13, 2004                      By  /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           (Signature)
                                           Joseph Grosso,
                                           President & CEO


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                                 BC FORM 53-901F

                                    (FORM 27)

                                 SECURITIES ACT


                             MATERIAL CHANGE REPORT

              SECTION 85(1) OF THE SECURITIES ACT, BRITISH COLUMBIA
                          (THE "BRITISH COLUMBIA ACT")
        SECTION 118(1) OF THE SECURITIES ACT, ALBERTA (THE "ALBERTA ACT")
        SECTION 75(2) OF THE SECURITIES ACT, ONTARIO (THE "ONTARIO ACT")


1.       REPORTING ISSUER

         The full name of the Issuer is IMA Exploration Inc. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6
         Phone:  (604) 687-1828

2.       DATE OF MATERIAL CHANGE

         April 13, 2004

3.       PRESS RELEASE

         A press release dated April 13, 2004 was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         Please see attached news release.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         Please see attached news release.

6. RELIANCE ON SECTION 85(2) OF THE BRITISH COLUMBIA ACT, SECTION 118(2) OF THE ALBERTA ACT AND SECTION 75(3) OF THE ONTARIO ACT

         Not Applicable




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                                      - 2 -

7.       OMITTED INFORMATION

         Not Applicable

8.       SENIOR OFFICER

         The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

         Joseph Grosso
         President & CEO
         Phone:  (604) 687-1828

9.       STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 13th day of April, 2004.




                                                  /s/ Joseph Grosso
                                                  ------------------------------
                                                  Joseph Grosso, President & CEO



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                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------



                          NEWS RELEASE - APRIL 13, 2004

                IMA NEGOTIATES SUBSTANTIAL EXPLORATION COMMITMENT
                    FROM AMERA ON MOGOTE COPPER-GOLD PROJECT

IMA EXPLORATION INC. (IMR-TSX.V, IMXPF-OTC.BB) is please to announce the Company has concluded a further agreement with Amera Resource Corporation (AMS-TSX.V) to accelerate exploration on the Mogote copper-gold porphyry project, located in San Juan, Argentina. Amera can increase its interest in Mogote from 51% to 75% by completing work expenditures totaling US$3,000,000 over a three year period and issuing 300,000 shares. Amera must spend US$1,000,000 by May 30, 2005.

To fully earn its 75% interest, Amera will have to spend a total of US$4,250,000 on mineral exploration and issue 1,950,000 shares to IMA (in addition to 500,000 shares of Amera already held by IMA). Amera currently has 13,547,382 shares outstanding.

The Mogote Property lies 350 kilometers northwest of the city of San Juan, in the northwest of San Juan province, Argentina. The property lies immediately to the east of, and is partly contiguous with the Chile/Argentine border on the upper eastern slopes of the Andean Cordillera, with elevations ranging from 4,300 to 5,100 metres above sea level. The exploration season on Mogote is from late October to early May.

The Company's primary focus will be to continue to develop reserves on its 100% owned Navidad claims and to continue with quality exploration work designed to define economic gold and silver deposits in Argentina and Peru. IMA has put together an enviable property portfolio including over 37 well-located, high-potential projects and is continuing to add its property holdings through grass-roots exploration and staking.

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
----------------------------------
Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                  2004 NUMBER 16


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